Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Nine Months Ended 31 December 2021

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 31 December 2021	31 March 2021
Assets
Current assets:
Cash and cash equivalents	$131.5	$208.5
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	139.1	104.9
Restricted short-term investments - Asbestos	21.8	26.6
Accounts and other receivables, net	325.6	333.2
Inventories	270.1	218.3
Prepaid expenses and other current assets	37.7	38.9
Insurance receivable - Asbestos	6.3	6.6
Workers’ compensation - Asbestos	1.5	1.6
Total current assets	938.6	943.6
Property, plant and equipment, net	1,419.1	1,372.3
Operating lease right-of-use-assets	59.6	46.4
Finance lease right-of-use-assets	2.2	2.7
Goodwill	202.2	209.3
Intangible assets, net	165.8	173.9
Insurance receivable - Asbestos	34.5	42.9
Workers’ compensation - Asbestos	19.4	20.3
Deferred income taxes	829.8	906.8
Deferred income taxes - Asbestos	319.0	367.4
Other assets	3.3	3.4
Total assets	$3,993.5	$4,089.0
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$389.2	$307.0
Accrued payroll and employee benefits	94.0	112.5
Operating lease liabilities	9.3	7.8
Finance lease liabilities	1.0	1.0
Accrued product warranties	7.4	6.0
Income taxes payable	16.2	6.6
Asbestos liability	116.7	122.2
Workers’ compensation - Asbestos	1.5	1.6
Dividends payable	—	303.7
Other liabilities	53.2	32.7
Total current liabilities	688.5	901.1
Long-term debt	892.8	858.6
Deferred income taxes	85.8	86.3
Operating lease liabilities	64.9	53.3
Finance lease liabilities	1.5	1.9
Accrued product warranties	31.2	33.6
Income taxes payable	2.3	4.7
Asbestos liability	877.7	1,013.6
Workers’ compensation - Asbestos	19.4	20.3
Other liabilities	49.1	54.8
Total liabilities	2,713.2	3,028.2
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,343,762 shares issued and outstanding at 31 December 2021 and 444,288,874 shares issued and outstanding at 31 March 2021	232.1	231.4
Additional paid-in capital	234.2	224.6
Retained earnings	840.2	611.4
Accumulated other comprehensive loss	(26.2)	(6.6)
Total shareholders’ equity	1,280.3	1,060.8
Total liabilities and shareholders’ equity	$3,993.5	$4,089.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2021	2020	2021	2020
Net sales	$900.0	$738.6	$2,646.5	$2,101.7
Cost of goods sold	577.5	466.6	1,687.3	1,341.0
Gross profit	322.5	272.0	959.2	760.7
Selling, general and administrative expenses	109.0	94.9	342.3	280.5
Research and development expenses	9.7	9.5	27.5	25.2
Restructuring expenses	—	—	—	11.1
Asbestos adjustments loss (gain)	1.6	35.8	(10.8)	115.8
Operating income	202.2	131.8	600.2	328.1
Interest expense, net	10.6	13.6	30.8	38.9
Other expense	—	—	0.1	—
Income before income taxes	191.6	118.2	569.3	289.2
Income tax expense	56.2	49.6	162.4	124.4
Net income	$135.4	$68.6	$406.9	$164.8
Income per share:
Basic	$0.30	$0.15	$0.91	$0.37
Diluted	$0.30	$0.15	$0.91	$0.37
Weighted average common shares outstanding (Millions):
Basic	445.2	444.0	444.7	443.5
Diluted	446.3	445.5	446.1	445.0
Comprehensive income, net of tax:
Net income	$135.4	$68.6	$406.9	$164.8
Currency translation adjustments	(1.0)	24.8	(19.6)	65.4
Comprehensive income	$134.4	$93.4	$387.3	$230.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2021	2020
Cash Flows From Operating Activities
Net income	$406.9	$164.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	119.5	97.1
Lease expense	16.4	12.6
Deferred income taxes	78.9	58.7
Stock-based compensation	12.9	12.3
Asbestos adjustments (gain) loss	(10.8)	115.8
Excess tax benefits from share-based awards	(3.2)	(2.9)
Other, net	13.4	17.7
Changes in operating assets and liabilities:
Accounts and other receivables	1.4	113.0
Inventories	(54.8)	90.3
Lease assets and liabilities, net	(15.5)	(14.5)
Prepaid expenses and other assets	0.8	(16.4)
Insurance receivable - Asbestos	6.6	3.4
Accounts payable and accrued liabilities	33.5	59.6
Claims and handling costs paid - Asbestos	(92.0)	(77.2)
Income taxes payable	6.6	6.6
Other accrued liabilities	32.7	37.5
Net cash provided by operating activities	$553.3	$678.4
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(174.5)	$(77.0)
Proceeds from sale of property, plant and equipment	—	1.0
Capitalized interest	(1.2)	(7.3)
Purchase of restricted short-term investments - Asbestos	(21.8)	(25.0)
Proceeds from restricted short-term investments - Asbestos	26.1	23.2
Net cash used in investing activities	$(171.4)	$(85.1)
Cash Flows From Financing Activities
Proceeds from credit facilities	$320.0	$—
Repayments of credit facilities	(270.0)	(130.0)
Debt issuance costs	(2.1)	—
Proceeds from issuance of shares	0.2	—
Repayment of finance lease obligations and borrowings	(0.8)	(0.6)
Dividends paid	(461.8)	—
Taxes paid related to net share settlement of equity awards	(2.8)	—
Net cash used in financing activities	$(417.3)	$(130.6)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(7.4)	$7.3
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(42.8)	470.0
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	318.4	185.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$275.6	$655.8
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$34.9	$7.9
Supplemental Disclosure of Cash Flows Activities
Cash paid to AICF	$124.2	$76.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Three Months Ended 31 December 2021
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 30 September 2021	$232.0	$232.0	$882.9	$(25.2)	$1,321.7
Net income	—	—	135.4	—	135.4
Other comprehensive loss	—	—	—	(1.0)	(1.0)
Stock-based compensation	0.1	2.1	—	—	2.2
Issuance of ordinary shares	—	0.1	—	—	0.1
Dividends declared	—	—	(178.1)	—	(178.1)
Balances as of 31 December 2021	$232.1	$234.2	$840.2	$(26.2)	$1,280.3

	Nine Months Ended 31 December 2021
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$(6.6)	$1,060.8
Net income	—	—	406.9	—	406.9
Other comprehensive loss	—	—	—	(19.6)	(19.6)
Stock-based compensation	0.7	9.4	—	—	10.1
Issuance of ordinary shares	—	0.2	—	—	0.2
Dividends declared	—	—	(178.1)	—	(178.1)
Balances as of 31 December 2021	$232.1	$234.2	$840.2	$(26.2)	$1,280.3

	Three Months Ended 31 December 2020
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 30 September 2020	$231.2	$214.9	$755.7	$(21.5)	$1,180.3
Net income	—	—	68.6	—	68.6
Other comprehensive gain	—	—	—	24.8	24.8
Stock-based compensation	0.1	4.0	—	—	4.1
Balances as of 31 December 2020	$231.3	$218.9	$824.3	$3.3	$1,277.8

	Nine Months Ended 31 December 2020
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3
Net income	—	—	164.8	—	164.8
Other comprehensive gain	—	—	—	65.4	65.4
Stock-based compensation	0.7	11.6	—	—	12.3
Balances as of 31 December 2020	$231.3	$218.9	$824.3	$3.3	$1,277.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2021 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the nine months ended 31 December 2021, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2021.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Accounting Pronouncements

Recently adopted
In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, Income taxes (Topic 740). The amendments in the standard are being issued to simplify the accounting for income taxes and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company adopted ASU No. 2019-12 starting with the fiscal year beginning 1 April 2021 and the adoption of this standard did not have a material impact on its condensed consolidated financial statements.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as restricted stock units ("RSUs"), had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of shares)	2021	2020	2021	2020
Basic common shares outstanding	445.2	444.0	444.7	443.5
Dilutive effect of stock awards	1.1	1.5	1.4	1.5
Diluted common shares outstanding	446.3	445.5	446.1	445.0
There were no potential common shares which would be considered anti-dilutive for the three and nine months ended 31 December 2021 and 2020.

Potential common shares of 0.6 million and 0.5 million for the three and nine months ended 31 December 2021, respectively, and 1.0 million for the three and nine months ended 31 December 2020 have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 31 December 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$644.9	$143.3	$15.8	$804.0
Fiber gypsum revenues	—	—	96.0	96.0
Total revenues	$644.9	$143.3	$111.8	$900.0

	Three Months Ended 31 December 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$518.1	$119.1	$13.3	$650.5
Fiber gypsum revenues	—	—	88.1	88.1
Total revenues	$518.1	$119.1	$101.4	$738.6

	Nine Months Ended 31 December 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,857.3	$429.5	$57.7	$2,344.5
Fiber gypsum revenues	—	—	302.0	302.0
Total revenues	$1,857.3	$429.5	$359.7	$2,646.5

	Nine Months Ended 31 December 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,484.9	$332.5	$38.4	$1,855.8
Fiber gypsum revenues	—	—	245.9	245.9
Total revenues	$1,484.9	$332.5	$284.3	$2,101.7

The process by which the Company recognizes revenues is consistent across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

(Millions of US dollars)	31 December 2021	31 March 2021
Cash and cash equivalents	$131.5	$208.5
Restricted cash	5.0	5.0
Restricted cash - Asbestos	139.1	104.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$275.6	$318.4
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

4.  Inventories
Inventories consist of the following components:

(Millions of US dollars)	31 December 2021	31 March 2021
Finished goods	$184.3	$149.9
Work-in-process	15.8	17.9
Raw materials and supplies	77.4	60.4
Provision for obsolete finished goods and raw materials	(7.4)	(9.9)
Total inventories	$270.1	$218.3

5.  Long-Term Debt

(Millions of US dollars)	31 December 2021	31 March 2021
Senior unsecured notes:
Principal amount 3.625% notes due 2026 (€400.0 million)	$452.4	$468.3
Principal amount 5.000% notes due 2028	400.0	400.0
Total	852.4	868.3

Unsecured revolving credit facility	50.0	—

Unamortized debt issuance costs	(9.6)	(9.7)
Total Long-term debt	$892.8	$858.6

Weighted average interest rate of Long-term debt	4.1%	4.3%
Weighted average term of available Long-term debt	5.2 years	4.5 years

Fair value of Senior unsecured notes (Level 1)	$874.9	$904.7

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

In December 2021, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a new US$600.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The size of the Revolving Credit Facility may be increased by up to US$250.0 million through the exercise of an accordion option. The Revolving Credit Facility, which will mature in December 2026 and may be extended for two additional one year terms, replaces the prior credit facility agreement of US$500.0 million which was scheduled to mature in December 2022. Debt issuance costs in connection with the Revolving Credit Facility will be amortized as interest expense over the stated term of five years.
Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. Included in the Revolving Credit Facility is a benchmark provision for the migration from LIBOR, which will be in effect no later than June 2023. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited ("JHIGL") and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions.
The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
At 31 December 2021, the Company had outstanding borrowings of US$50.0 million under the Revolving Credit Facility and US$7.7 million drawn letters of credit and bank guarantees leaving the Company with US$542.3 million of available borrowing capacity under the Revolving Credit Facility.
At 31 December 2021, the Company was in compliance with all covenants contained in the senior unsecured notes and the Revolving Credit Facility.

6.  Asbestos
In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to the AICF.
Asbestos Adjustments
The following table sets forth the Asbestos adjustments included in the condensed consolidated statements of operations and comprehensive income:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2021	2020	2021	2020
Foreign exchange loss (gain) on Asbestos net liabilities	$3.5	$47.9	$(24.4)	$130.3
(Gain) loss on foreign currency forward contracts	(2.3)	(12.4)	14.3	(14.8)
Foreign exchange gain on deposits	—	—	(1.1)	—
Asbestos research and education contribution	0.4	0.3	0.4	0.3
Asbestos adjustments loss (gain)	$1.6	$35.8	$(10.8)	$115.8

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months	For the Years Ended 31 March
	Ended 31 December 2021	2021	2020	2019	2018	2017
Number of open claims at beginning of period	360	393	332	336	352	426
Number of new claims
Direct claims	296	392	449	430	422	402
Cross claims	90	153	208	138	140	155
Number of closed claims	448	578	596	572	578	631
Number of open claims at end of period	298	360	393	332	336	352
Average settlement amount per settled claim	A$319,000	A$248,000	A$277,000	A$262,000	A$253,000	A$224,000
Average settlement amount per case closed	A$280,000	A$225,000	A$245,000	A$234,000	A$217,000	A$168,000

Average settlement amount per settled claim	US$237,000	US$178,000	US$189,000	US$191,000	US$196,000	US$168,000
Average settlement amount per case closed	US$208,000	US$162,000	US$167,000	US$171,000	US$168,000	US$126,000
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the nine months ended 31 December 2021:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2021	$(1,135.8)	$49.5	$131.5	$(1.9)	$(956.7)	$367.4	$35.2	$(554.1)
Asbestos claims paid[1]	91.2	—	(91.2)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	124.2	—	124.2	—	—	124.2
AICF claims-handling costs incurred (paid)	0.8	—	(0.8)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.9)	—	(0.9)	—	—	(0.9)
Insurance recoveries	—	(6.6)	6.6	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(32.6)	(2.2)	(34.8)
Other movements	—	—	(2.9)	0.2	(2.7)	0.2	—	(2.5)
Effect of foreign exchange	49.4	(2.1)	(5.6)	(0.3)	41.4	(16.0)	(1.0)	24.4
Closing Balance - 31 December 2021	$(994.4)	$40.8	$160.9	$(2.0)	$(794.7)	$319.0	$32.0	$(443.7)
____________

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

1Claims paid of US$91.2 million reflects A$122.5 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
During fiscal year 2022, the Company will contribute A$328.2 million to AICF in quarterly installments. The first two payments of A$82.0 million each were made on 1 July 2021 and 1 October 2021.
For the nine months ended 31 December 2021, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Free cash flow as defined in the AFFA, for the nine months ended 31 December 2021 is US$514.2 million, which is equivalent to operating cash flows of US$553.3 million, less adjustments of US$39.1 million.
Restricted Short-Term Investments
In October 2021, AICF invested A$30.0 million (US$21.8 million, based on the exchange rate at 31 December 2021) of its excess cash in time deposits which are classified as available-for-sale investments and reflected within Restricted short-term investments - Asbestos on the condensed consolidated balance sheet. These time deposits mature on 6 October 2023 and have a fixed interest rate of 0.6% per year.

At 31 December 2021, AICF’s short-term investments were revalued resulting in a mark-to-market fair value adjustment of nil.
7.  Derivative Instruments
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
The following table sets forth the total outstanding notional amount and the fair value of the Company’s foreign currency forward contracts:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 December 2021		31 March 2021
Derivatives not accounted for as hedges	31 December 2021	31 March 2021	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$349.4	$456.1	$—	$12.4	$5.5	$8.3

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's condensed consolidated statements of operations and comprehensive income as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2021	2020	2021	2020
Asbestos adjustments (gain) loss	$(2.3)	$(12.4)	$14.3	$(14.8)
Selling, general and administrative expenses (income)	3.6	—	(2.0)	—
Total loss (gain) on foreign currency forward contracts	$1.3	$(12.4)	$12.3	$(14.8)
8.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.

In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, two of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. On 12 August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). On 8 September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court set an appeal hearing date of 1 August 2022 scheduled for 10-days. The Company anticipates the appellate court to issue its decision no sooner than December 2022. As of 31 December 2021, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 31 December 2021, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

The other two claims filed in 2015 have been resolved completely in the Company’s favor. The litigation known as “The Hub” was voluntarily discontinued by the plaintiffs. The “White litigation” was settled on 3 August 2021 on terms completely favorable to the Company.

The resolution of one or more of the litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to several laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
9.  Income Taxes

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the nine months ended 31 December 2021, the Company paid taxes, net of refunds, of US$53.4 million.

Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income and foreign exchange on asbestos.

Deferred income taxes include net operating loss carry-forwards. At 31 December 2021, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$62.9 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 December 2021, the Company recognized a tax deduction of US$109.3 million (A$146.9 million) for the current year relating to total contributions to AICF of A$979.1 million incurred in tax years 2018 through 2022.
10.  Stock-Based Compensation
Stock-based compensation expense consists of the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2021	2020	2021	2020
Liability Awards	$(0.3)	$5.3	$8.2	$18.2
Equity Awards	2.2	4.1	12.9	12.3
Stock-based compensation expense	$1.9	$9.4	$21.1	$30.5
As of 31 December 2021, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$20.6 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
11.  Segment Information
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold primarily in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes fiber gypsum and cement-bonded boards manufactured in Europe and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.

	Net Sales
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2021	2020	2021	2020
North America Fiber Cement	$644.9	$518.1	$1,857.3	$1,484.9
Asia Pacific Fiber Cement	143.3	119.1	429.5	332.5
Europe Building Products	111.8	101.4	359.7	284.3
Worldwide total	$900.0	$738.6	$2,646.5	$2,101.7

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Operating Income
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2021	2020	2021	2020
North America Fiber Cement	$183.3	$155.6	$535.1	$432.6
Asia Pacific Fiber Cement	39.1	33.5	122.4	91.1
Europe Building Products	11.9	10.3	44.9	18.7
Research and Development	(8.5)	(7.9)	(25.2)	(20.4)
Segments total	225.8	191.5	677.2	522.0
General Corporate	(23.6)	(59.7)	(77.0)	(193.9)
Total operating income	$202.2	$131.8	$600.2	$328.1

Research and development expenditures are expensed as incurred and are summarized by segment in the following table. For the three and nine months ended 31 December 2021, Research and development segment operating income also includes Selling, general and administrative expenses of US$0.8 million and US$3.3 million, respectively. For the three and nine months ended 31 December 2020, Research and development segment operating income also includes Selling, general and administrative expenses of US$0.8 million and US$2.1 million, respectively.

	Research and Development Expenses
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2021	2020	2021	2020
North America Fiber Cement	$1.3	$1.5	$3.8	$4.3
Asia Pacific Fiber Cement	0.4	0.3	1.1	0.9
Europe Building Products	0.3	0.6	0.7	1.7
Research and Development	7.7	7.1	21.9	18.3
Worldwide total	$9.7	$9.5	$27.5	$25.2

12.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 December 2021:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2021	$0.2	$0.4	$(7.2)	$(6.6)
Other comprehensive loss	—	—	(19.6)	(19.6)
Balance at 31 December 2021	$0.2	$0.4	$(26.8)	$(26.2)